UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

J.CREW GROUP, INC.

(Name of Issuer)

J.CREW GROUP, INC.

CHINOS HOLDINGS, INC.

CHINOS ACQUISITION CORPORATION

TPG PARTNERS VI, L.P.

GREEN EQUITY INVESTORS V, L.P.

GREEN EQUITY INVESTORS SIDE V, L.P.

MILLARD S. DREXLER

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H402

(CUSIP Number of Class of Securities)

J.Crew Group, Inc. c/o Corporate Secretary 770 Broadway New York, NY 10003 (212) 209-2500	Ronald Cami, Esq. General Counsel TPG Capital, L.P 345 California Street, Suite 3300 San Francisco (415) 743-1500

Michael Gennaro Chief Operating Officer Leonard Green & Partners, L.P. 11111 Santa Monica Blvd., #2000 Los Angeles, CA 90025 (310) 954-0444	Millard S. Drexler c/o J.Crew Group, Inc. 770 Broadway New York, NY 10003 (212) 209-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott A. Barshay, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Daniel S. Sternberg, Esq. Matthew P. Salerno, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Alfred O. Rose, Esq. Julie H. Jones, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02119 (617) 951-7000

Jack H. Nusbaum, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000		Howard A. Sobel, Esq. Jason H. Silvera, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,991,101,723	$213,265.55

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 63,934,844 shares of common stock (including restricted shares) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub (each, as defined in this Schedule 13E-3) on November 19, 2010, multiplied (2) by $43.50 per share (the “Per Share Merger Consideration”) and (B) (1) 8,307,717 shares of common stock underlying outstanding options of the Company as of November 19, 2010, multiplied by (2) the excess of the Per Share Merger Consideration over the weighted average exercise price of $18.23.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $213,265.55

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: J.Crew Group, Inc.

Date Filed: December 6, 2010

Introduction

This Amendment No. 2 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): J.Crew Group, Inc., a Delaware corporation (“J.Crew,” or the “Company”), the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; TPG Partners VI, L.P., a Delaware limited partnership (“TPG VI”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), Chinos Holdings, Inc., a Delaware corporation (“Parent”), Chinos Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”) and Millard S. Drexler, Chairman and Chief Executive Officer of the Company.

On November 23, 2010, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger, subsequently amended on January 18, 2011 by Amendment No. 1 to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by TPG VI, GEI V and GEI Side V. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a revised preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of (i) stockholders holding at least a majority of the shares of Company common stock outstanding at the close of business on the record date for the special meeting and (ii) stockholders holding at least a majority of the outstanding shares of Company common stock at the close of business on the record date other than shares owned, directly or indirectly, by Parent, Merger Sub, the Rollover Investors, any other officers or directors of the Company or any of their respective affiliates or associates (as defined under Section 12b-2 of the Exchange Act). A copy of the revised preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and copies of the Agreement and Plan of Merger and the Amendment No. 1 to the Agreement and Plan of Merger are attached as Annex A and Annex B, respectively, to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of the Company Common Stock will be converted automatically into the right to receive $43.50 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes, excluding shares owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares to be contributed to Parent by Mr. Drexler and affiliated trusts (collectively, the “Rollover Investors”) pursuant to an equity rollover agreement between Parent and the Rollover Investors (the “Rollover Agreement”) immediately prior to the effective time of the Merger and any shares contributed to Parent by any members of the Company’s management team who may have the opportunity to invest in Parent and who choose to make this investment prior to the effective time of the Merger, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information.

(a) Name and Address. The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “J.Crew Group, Inc. common stock, par value $0.01 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. J.Crew Group, Inc. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—The Parties”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to the Company”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to TPG VI, Parent, Merger Sub and the Leonard Green Entities”

Items 4.	Terms of the Transaction.

(a)	(1) Not applicable.

(a)	(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger—Rollover Financing”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex D—DELAWARE GENERAL CORPORATION LAW SECTION 262

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Annex B—AMENDMENT NO. 1 TO THE MERGER AGREEMENT

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Annex B—AMENDMENT NO. 1 TO THE MERGER AGREEMENT

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing of the Merger—Rollover Financing”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Annex B—AMENDMENT NO. 1 TO THE MERGER AGREEMENT

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

“MARKET PRICE AND DIVIDEND INFORMATION”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Annex B—AMENDMENT NO. 1 TO THE MERGER AGREEMENT

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Alternatives to Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

Annex D—DELAWARE GENERAL CORPORATION LAW SECTION 262

Item 8.	Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the MD Parties Regarding the Fairness of the Merger”

Annex C—FINANCIAL ADVISOR OPINION

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”

Annex C—FINANCIAL ADVISOR OPINION

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Analysis of Goldman Sachs, Financial Advisor to Parent”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex C—FINANCIAL ADVISOR OPINION

Item 10.	Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—Financing Covenant; Company Cooperation”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—MERGER AGREEMENT

Annex B—AMENDMENT NO. 1 TO THE MERGER AGREEMENT

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the MD Parties Regarding the Fairness of the Merger”

Item 13.	Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.	Additional Information.

(b) Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Preliminary Proxy Statement of J.Crew Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 20, 2011 (the “Preliminary Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(2)(ii)	Joint press release issued by J.Crew Group, Inc., dated November 23, 2010, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iii)	M. Drexler All-Associate E-mail, dated November 23, 2010, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iv)	M. Drexler Associate Voicemail Transcript, dated November 23, 2010, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(v)	M. Drexler Prepared Remarks for Town Hall Meeting, dated November 23, 2010, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vi)	Associate FAQ, dated November 23, 2010, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vii)	Investor Conference Call Script, dated November 23, 2010, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(viii)	Master Q&A, dated November 23, 2010, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(ix)	Talking Points for use with Investors/Analysts, dated November 23, 2010, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(x)	Talking Points for Senior Managers, dated November 23, 2010, incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(xi)	Press release issued by J.Crew Group, Inc., dated January 18, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(a)(2)(xii)	M. Drexler Associate Voicemail Transcript, dated January 18, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(b)(1)	Equity Commitment Letter, dated as of November 23, 2010, by and between Parent and TPG Partners VI, L.P.*

(b)(2)	Equity Commitment Letter, dated as of November 23, 2010, by and among Parent, Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.*

(b)(3)	Debt Commitment Letter, dated as of November 23, 2010, by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Inc. and Merger Sub.**

(c)(1)	Opinion of Perella Weinberg Partners LP, dated November 22, 2010, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated November 22, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.*

(c)(3)	Discussion Materials, dated October 4, 2010, of Goldman Sachs & Co. to TPG Capital, L.P.**

(c)(4)	Presentation Materials, dated October 25, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(5)	Presentation Materials, dated October 29, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(6)	Presentation Materials, dated November 1, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(7)	Presentation Materials, dated November 4, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(8)	Presentation Materials, dated November 9, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(9)	Presentation Materials (Presentation 1), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(10)	Presentation Materials (Presentation 2), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(11)	Presentation Materials, dated November 20, 2009, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(12)	Discussion Materials, dated May 20, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(13)	Presentation Materials, dated June 3, 2010, of Goldman, Sachs & Co. to Mr. Scully.

(c)(14)	Discussion Materials, dated July 19, 2010, of Goldman, Sachs & Co. to Company management.

(c)(15)	Discussion Materials, dated August 31, 2010, of Goldman, Sachs & Co. to Company management.

(c)(16)	Discussion Materials, dated September 13, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(17)	Discussion Materials, dated September 23, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(18)	Discussion Materials, dated September 27, 2010, of Goldman, Sachs & Co. to TPG Capital, L.P.

(d)(1)	Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, dated January 18, 2011, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(d)(3)	Rollover Commitment Letter, dated as of November 23, 2010, by and among Millard S. Drexler, the Drexler Trusts and Parent.*

(d)(4)	Cooperation Agreement, dated as of November 23, 2010, by and between Company and Millard S. Drexler, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2010.

(d)(5)	Interim Investors Agreement, dated as of November 23, 2010, by and among TPG Capital, L.P., Millard S. Drexler and the Drexler Trusts, incorporated by reference to Amendment No. 11 to the Schedule 13D filed by Millard S. Drexler with the Securities and Exchange Commission on November 26, 2010.

(d)(6)	Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and Millard S. Drexler, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.

(g)	None.

*	Previously filed on December 6, 2010.
**	Previously filed on December 29, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.CREW GROUP, INC.

By:	/S/ JAMES S. SCULLY
James S. Scully
Chief Administrative Officer and Chief Financial Officer

Dated: January 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINOS HOLDINGS, INC.

By:	/S/ RONALD CAMI
Ronald Cami
Vice President

Dated: January 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINOS ACQUISITION CORPORATION

By:	/S/ RONALD CAMI
Ronald Cami
Vice President

Dated: January 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPG PARTNERS VI, L.P.

By:	TPG GenPar VI, L.P., its General Partner

By:	TPG GenPar VI Advisors, LLC, its General Partner

By:	/S/ RONALD CAMI
Ronald Cami
Vice President

Dated: January 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Michael Gennaro
Chief Operating Officer and Secretary

Dated: January 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS SIDE V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Michael Gennaro
Chief Operating Officer and Secretary

Dated: January 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MILLARD S. DREXLER

/S/ MILLARD S. DREXLER

Dated: January 20, 2011

EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement of J.Crew Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 20, 2011 (the “Preliminary Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(2)(ii)	Joint press release issued by J.Crew Group, Inc., dated November 23, 2010, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iii)	M. Drexler All-Associate E-mail, dated November 23, 2010, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iv)	M. Drexler Associate Voicemail Transcript, dated November 23, 2010, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(v)	M. Drexler Prepared Remarks for Town Hall Meeting, dated November 23, 2010, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vi)	Associate FAQ, dated November 23, 2010, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vii)	Investor Conference Call Script, dated November 23, 2010, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(viii)	Master Q&A, dated November 23, 2010, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(ix)	Talking Points for use with Investors/Analysts, dated November 23, 2010, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(x)	Talking Points for Senior Managers, dated November 23, 2010, incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(xi)	Press release issued by J.Crew Group, Inc., dated January 18, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(a)(2)(xii)	M. Drexler Associate Voicemail Transcript, dated January 18, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(b)(1)	Equity Commitment Letter, dated as of November 23, 2010, by and between Parent and TPG Partners VI, L.P.*

(b)(2)	Equity Commitment Letter, dated as of November 23, 2010, by and among Parent, Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.*

(b)(3)	Debt Commitment Letter, dated as of November 23, 2010, by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Inc. and Merger Sub.**

(c)(1)	Opinion of Perella Weinberg Partners LP, dated November 22, 2010, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated November 22, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.*

(c)(3)	Discussion Materials, dated October 4, 2010, of Goldman Sachs & Co. to TPG Capital, L.P.**

(c)(4)	Presentation Materials, dated October 25, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(5)	Presentation Materials, dated October 29, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(6)	Presentation Materials, dated November 1, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(7)	Presentation Materials, dated November 4, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(8)	Presentation Materials, dated November 9, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(9)	Presentation Materials (Presentation 1), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(10)	Presentation Materials (Presentation 2), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(11)	Presentation Materials, dated November 20, 2009, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(12)	Discussion Materials, dated May 20, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(13)	Presentation Materials, dated June 3, 2010, of Goldman, Sachs & Co. to Mr. Scully.

(c)(14)	Discussion Materials, dated July 19, 2010, of Goldman, Sachs & Co. to Company management.

(c)(15)	Discussion Materials, dated August 31, 2010, of Goldman, Sachs & Co. to Company management.

(c)(16)	Discussion Materials, dated September 13, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(17)	Discussion Materials, dated September 23, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.

(c)(18)	Discussion Materials, dated September 27, 2010, of Goldman, Sachs & Co. to TPG Capital, L.P.

(d)(1)	Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 23, 2010, by and among J. Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, dated January 18, 2011, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(d)(3)	Rollover Commitment Letter, dated as of November 23, 2010, by and among Millard S. Drexler, the Drexler Trusts and Parent.*

(d)(4)	Cooperation Agreement, dated as of November 23, 2010, by and between Company and Millard S. Drexler, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2010.

(d)(5)	Interim Investors Agreement, dated as of November 23, 2010, by and among TPG Capital, L.P., Millard S. Drexler and the Drexler Trusts, incorporated by reference to Amendment No. 11 to the Schedule 13D filed by Millard S. Drexler with the Securities and Exchange Commission on November 26, 2010.

(d)(6)	Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and Millard S. Drexler, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.

(g)	None.

*	Previously filed on December 6, 2010.
**	Previously filed on December 29, 2010.